

April 27, 2018

Ms. Elaine P. Wynn
3800 Howard Hughes Parkway
Suite 960
Las Vegas, Nevada, 89169

> **Re:** **Wynn Resorts, Limited**
> **Soliciting Material on Schedule 14A**
> **Filed April 23, 2018 by Elaine P. Wynn**
> **File No. 000-50028**

Dear Ms. Wynn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

1. Please explain how you are "seeking to reconstitute the board" given that you are asking shareholders to withhold votes from one director nominee and you are not proposing additional director nominees.

2. Please provide support for your statements that proxy advisory firms have viewed the Company's executive compensation practices as "highly problematic" and "shareholders and proxy advisors have repeatedly criticized the Company's executive pay practices for not being correlated to performance."

3. A reasonable factual basis must exist for each opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in soliciting materials, or provided to the staff on a supplemental basis. Please provide support for the following statement:

    -   "[T]he board could not possibly have seriously considered the concerns raised." (page 3)

4.   In future filings, please revise to clarify your reference to a $24 million pay package for Mr. Maddox as Chief Executive Officer of the Company which appears inconsistent with disclosure on page 30 of the Company's Definitive Proxy Statement filed April 18, 2018.

         We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please contact me at (202) 551-3589 if you have any questions.

                                        Sincerely,

                                        /s/ Tiffany Piland Posil

                                        Tiffany Piland Posil
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Kai Liekefett
         Sidley Austin LLP